Bitwise Funds Trust 485APOS

Exhibit 99(d)(4)

Exhibit A

Name of Fund	Expense Cap (% of average net assets)	Effective Date	Expense Cap Term
Bitwise Bitcoin Strategy Optimum Roll ETF	0.85%	2/6/2023	2/6/2025
Bitwise Ethereum Strategy ETF	0.85%	10/2/2023	10/2/2025
Bitwise Bitcoin and Ether Equal Weight Strategy ETF	0.85%	10/2/2023	10/2/2025